UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pure Storage, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

74624M102

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74624M102

1.	Names of Reporting Persons. Sutter Hill Ventures, a California Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,102,128*

	6.	Shared Voting Power 1,101,638**

	7.	Sole Dispositive Power 17,102,128*

	8.	Shared Dispositive Power 1,101,638**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,203,766*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 13.9%***

12.	Type of Reporting Person (See Instructions) PN

* Consists of shares of Class B Common Stock owned by the Reporting Person. Excludes shares held by the reporting person as a nominee on behalf of, and for the exclusive benefit of, the managing directors of the general partner of the reporting person. Class B Common Stock may be converted into Class A Common Stock at a 1:1 ratio at the option of the holder.

** Consists of 77,100 shares of Class B Common Stock owned by Sutter Hill Management Company, L.L.C. and 1,024,538 shares of Class B Common Stock owned by Sutter Hill Associates, LLC, over which the reporting person has voting and dispositive power. See Appendix A, Note 7.

*** Based on 112,788,614 shares of the Issuer’s Class A Common Stock outstanding as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, filed with the SEC on December 8, 2017, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the reporting person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the reporting person.

2

CUSIP No. 74624M102

1.	Names of Reporting Persons. Sutter Hill Management Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 77,100*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 77,100*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,100*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 0.1%**

12.	Type of Reporting Person (See Instructions) OO

* Consists of shares of Class B Common Stock owned by the reporting person over which Sutter Hill Ventures, a California Limited Partnership has voting and dispositive power. Class B Common Stock may be converted into Class A Common Stock at a 1:1 ratio at the option of the holder. See Appendix A, Note 8.

** Based on 112,788,614 shares of the Issuer’s Class A Common Stock outstanding as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, filed with the SEC on December 8, 2017, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the reporting person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the reporting person.

3

CUSIP No. 74624M102

1.	Names of Reporting Persons. Sutter Hill Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,024,538*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,024,538*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,538*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 0.9%**

12.	Type of Reporting Person (See Instructions) OO

* Consists of shares of Class B Common Stock owned by the reporting person over which Sutter Hill Ventures, a California Limited Partnership has voting and dispositive power. Class B Common Stock may be converted into Class A Common Stock at a 1:1 ratio at the option of the holder. See Appendix A, Note 9.

** Based on 112,788,614 shares of the Issuer’s Class A Common Stock outstanding as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, filed with the SEC on December 8, 2017, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the reporting person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the reporting person.

4

CUSIP No. 74624M102

1.	Names of Reporting Persons. Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,614,827*

	6.	Shared Voting Power 18,203,766**

	7.	Sole Dispositive Power 4,614,827*

	8.	Shared Dispositive Power 18,203,766**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,818,593*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 16.8%***

12.	Type of Reporting Person (See Instructions) IN

* Consists of shares of Class B Common Stock, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the holder. See Appendix A, Note 10.

** Comprised of shares owned by Sutter Hill Ventures, a California Limited Partnership, Sutter Hill Management Company, L.L.C. and Sutter Hill Associates, LLC. See Appendix A.

*** Based on 112,788,614 shares of the Issuer’s Class A Common Stock outstanding as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, filed with the SEC on December 8, 2017, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the reporting person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the reporting person.

5

CUSIP No. 74624M102

1.	Names of Reporting Persons. James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,190,415*

	6.	Shared Voting Power 18,203,766**

	7.	Sole Dispositive Power 2,190,415*

	8.	Shared Dispositive Power 18,203,766**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,394,181*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 15.3%***

12.	Type of Reporting Person (See Instructions) IN

* Consists of shares of Class B Common Stock, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the holder, and shares of Class A Common Stock, and includes shares held by Sutter Hill Ventures, a California Limited Partnership, as a nominee on behalf of, and for the exclusive benefit of, the reporting person. See Appendix A, Note 11.

** Comprised of shares owned by Sutter Hill Ventures, a California Limited Partnership, Sutter Hill Management Company, L.L.C. and Sutter Hill Associates, LLC. See Appendix A.

*** Based on 112,788,614 shares of the Issuer’s Class A Common Stock outstanding as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, filed with the SEC on December 8, 2017, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the reporting person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the reporting person.

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CUSIP No. 74624M102

1.	Names of Reporting Persons. Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,412,120*

	6.	Shared Voting Power 18,203,766**

	7.	Sole Dispositive Power 2,412,120*

	8.	Shared Dispositive Power 18,203,766**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,615,886*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 15.5%***

12.	Type of Reporting Person (See Instructions) IN

* Consists of shares of Class B Common Stock, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the holder, and includes shares held by Sutter Hill Ventures, a California Limited Partnership, as a nominee on behalf of, and for the exclusive benefit of, the reporting person. See Appendix A, Note 12.

** Comprised of shares owned by Sutter Hill Ventures, a California Limited Partnership, Sutter Hill Management Company, L.L.C. and Sutter Hill Associates, LLC. See Appendix A.

*** Based on 112,788,614 shares of the Issuer’s Class A Common Stock outstanding as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, filed with the SEC on December 8, 2017, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the reporting person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the reporting person.

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CUSIP No. 74624M102

1.	Names of Reporting Persons. Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,385,379*

	6.	Shared Voting Power 18,203,766**

	7.	Sole Dispositive Power 4,385,379*

	8.	Shared Dispositive Power 18,203,766**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,589,145*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 16.7%***

12.	Type of Reporting Person (See Instructions) IN

* Consists of shares of Class B Common Stock, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the holder, and includes shares held by Sutter Hill Ventures, a California Limited Partnership, as a nominee on behalf of, and for the exclusive benefit of, the reporting person. See Appendix A, Note 13.

** Comprised of shares owned by Sutter Hill Ventures, a California Limited Partnership, Sutter Hill Management Company, L.L.C. and Sutter Hill Associates, LLC. See Appendix A.

*** Based on 112,788,614 shares of the Issuer’s Class A Common Stock outstanding as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, filed with the SEC on December 8, 2017, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the reporting person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the reporting person.

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CUSIP No. 74624M102

1.	Names of Reporting Persons. Stefan A. Dyckerhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization German citizen (U.S. permanent resident)

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 537,772*

	6.	Shared Voting Power 18,203,766**

	7.	Sole Dispositive Power 537,772*

	8.	Shared Dispositive Power 18,203,766**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,741,538*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 14.2%***

12.	Type of Reporting Person (See Instructions) IN

* Consists of shares of Class B Common Stock, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the holder, and includes shares held by Sutter Hill Ventures, a California Limited Partnership, as a nominee on behalf of, and for the exclusive benefit of, the reporting person. See Appendix A, Note 14.

** Comprised of shares owned by Sutter Hill Ventures, a California Limited Partnership, Sutter Hill Management Company, L.L.C. and Sutter Hill Associates, LLC. See Appendix A.

*** Based on 112,788,614 shares of the Issuer’s Class A Common Stock outstanding as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, filed with the SEC on December 8, 2017, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the reporting person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the reporting person.

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CUSIP No. 74624M102

1.	Names of Reporting Persons. Samuel J. Pullara III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 699,979*

	6.	Shared Voting Power 18,030,209**

	7.	Sole Dispositive Power 699,979*

	8.	Shared Dispositive Power 18,203,766**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,903,745*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 14.4%***

12.	Type of Reporting Person (See Instructions) IN

* Consists of shares of Class B Common Stock, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the holder, and includes shares held by Sutter Hill Ventures, a California Limited Partnership, as a nominee on behalf of, and for the exclusive benefit of, the reporting person. See Appendix A, Note 15.

** Comprised of shares owned by Sutter Hill Ventures, a California Limited Partnership, Sutter Hill Management Company, L.L.C. and Sutter Hill Associates, LLC. See Appendix A.

*** Based on 112,788,614 shares of the Issuer’s Class A Common Stock outstanding as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, filed with the SEC on December 8, 2017, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the reporting person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the reporting person.

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Item 1.
	(a)	Name of Issuer Pure Storage, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 650 Castro Street, Suite 400 Mountain View, CA 94041

Item 2.
	(a)	Name of Person Filing See Appendix A; Appendix A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Appendix A
	(c)	Citizenship See Appendix A
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 74624M102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

N/A

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Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See Appendix A, which is hereby incorporated by reference and related pages 2 to 10
	(b)	Percent of class: See Appendix A, which is hereby incorporated by reference and related pages 2 to 10
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote ***
		(ii)	Shared power to vote or to direct the vote ***
		(iii)	Sole power to dispose or to direct the disposition of ***
		(iv)	Shared power to dispose or to direct the disposition of ***

*** See Appendix A, which is hereby incorporated by reference and related pages 2 to 10. Messrs. Coxe, White, Bird, Speiser, Dyckerhoff and Pullara are managing directors and members of the management committee of the general partner of Sutter Hill Ventures, a California Limited Partnership, and as such, they share voting and dispositive power over the shares held by Sutter Hill Ventures, a California Limited Partnership, Sutter Hill Management Company, L.L.C. and Sutter Hill Associates, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

See Appendix A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

12

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018	SUTTER HILL VENTURES, A CALIFORNIA LIMITED PARTNERSHIP
Date

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser, Managing Director of the General Partner

SUTTER HILL MANAGEMENT COMPANY, L.L.C.

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser, Managing Director

SUTTER HILL ASSOCIATES, LLC

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser, Member

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James N. White

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Stefan A. Dyckerhoff

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Samuel J. Pullara III

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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APPENDIX A TO SCHEDULE 13G – PURE STORAGE, INC.

	Aggregate Number of Shares Beneficially Owned (Note 1)
Name of Reporting Person	Individual		Aggregate (Note 6)	% Class B (Note 2)	% Total Common (Note 3)	Voting % (Note 4)	Class A Beneficial Ownership % (Note 5)
Sutter Hill Ventures, a California Limited Partnership	17,102,128	Note 7	18,203,766	17.5%	8.4%	15.8%	13.9%

Sutter Hill Management Company, L.L.C.	77,100	Note 8	-	0.1%	0.0%	0.1%	0.1%

Sutter Hill Associates, LLC	1,024,538	Note 9	-	1.0%	0.5%	0.9%	0.9%

Tench Coxe	4,614,827	Note 10	22,818,593	21.9%	10.5%	19.8%	16.8%

James N. White	2,190,415	Note 11	20,394,181	19.5%	9.4%	17.6%	15.3%

Jeffrey W. Bird	2,412,120	Note 12	20,615,886	19.8%	9.5%	17.9%	15.5%

Michael L. Speiser	4,385,379	Note 13	22,589,145	21.7%	10.4%	19.6%	16.7%

Stefan A. Dyckerhoff	537,772	Note 14	18,741,538	18.0%	8.6%	16.3%	14.2%

Samuel J. Pullara III	699,979	Note 15	18,903,745	18.2%	8.7%	16.4%	14.4%

The address for all of the above is: 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304.

The entities are organized in California. The individuals are all U.S. citizens and residents with the exception of Mr. Dyckerhoff who is a citizen of Germany and U.S. permanent resident.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1: Except as specifically noted below, consists of shares of Class B Common Stock, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the holder.

Note 2: Based on 103,994,591 shares of the Issuer’s Class B Common Stock outstanding as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, filed with the SEC on December 8, 2017.

Note 3: Based on 216,783,205 shares of the Issuer’s combined Class A Common Stock and Class B Common Stock outstanding as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, filed with the SEC on December 8, 2017.

Note 4: Each share of Class B Common Stock is entitled to ten votes per share. Each share of Class A Common Stock is entitled to one vote per share.

Note 5: Based on 112,788,614 shares of the Issuer’s Class A Common Stock outstanding as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, filed with the SEC on December 8, 2017, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the reporting person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the reporting person.

14

Note 6: In the case of Sutter Hill Ventures, a California Limited Partnership (“SHV”), includes shares held directly by SHV, as well as shares held by Sutter Hill Management Company, L.L.C. (“SHM”) and Sutter Hill Associates, LLC (“SHA”), over which SHV has voting and dispositive power. In the case of the individual reporting persons, includes individual shares plus all shares held by SHV, SHM and SHA. The individuals are managing directors and members of the management committee of the general partner of SHV.

Note 7: Excludes shares that SHV holds as a nominee on behalf of, and for the exclusive benefit of, members of the general partner of SHV, over which shares SHV has no voting or dispositive power.

Note 8: SHV has voting and dispositive power over the shares held by SHM.

Note 9: SHV has voting and dispositive power over the shares held by SHA.

Note 10: Includes 1,069,704 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 1,458,191 shares held by Rooster Partners, L.P. of which the reporting person is a trustee of a trust which is the general partner, 1,489,266 shares held by a retirement trust for the benefit of the reporting person, 372,166 shares held in a Roth IRA account for the benefit of the reporting person and 225,500 shares held by the spouse of the reporting person.

Note 11: Includes 1,090,935 shares (of which, 1,200 shares are Class A Common Stock) held in The White Revocable Trust (the “White Trust”) of which the reporting person is a trustee, 106,250 shares held by SHV as a nominee on behalf of, and for the exclusive benefit of, the White Trust, 212,560 shares (of which, 14,830 shares are Class A Common Stock) held by the reporting person’s children, 154,498 shares held by an irrevocable trust for the benefit of the reporting person’s children, 14,420 shares held in Sierra Trust of which the reporting person is the trustee, 540,766 shares held in RoseTime Partners L.P. (of which, 50,000 shares are Class A Common Stock) of which the reporting person is a trustee of a trust which is the general partner and 70,986 shares held in a Roth IRA account for the benefit of the reporting person.

Note 12: Includes 1,281,244 shares held in the Jeffrey W. and Christina R. Bird Trust (the “Bird Trust”) of which the reporting person is a trustee, 318,750 shares held by SHV as a nominee on behalf of, and for the exclusive benefit of, the Bird Trust, 85,404 shares held by an irrevocable trust for the benefit of the reporting person’s children, 499,478 shares held by NestEgg Holdings, LP of which the reporting person is a trustee of a trust which is the general partner and 227,244 shares held in a Roth IRA account for the benefit of the reporting person.

Note 13: Includes 2,938,406 shares held in the Speiser Trust (the “Speiser Trust”) of which the reporting person is a trustee, 1,020,000 shares held by SHV as a nominee on behalf of, and for the exclusive benefit of, the Speiser Trust, 377,173 shares held in Chatter Peak Partners, L.P. of which the reporting person is a trustee of a trust which is a general partner, 43,800 shares held by a retirement trust for the benefit of the reporting person and 6,000 shares held in a Roth IRA account for the benefit of the reporting person.

Note 14: Includes 268,328 shares held in the Dyckerhoff 2001 Revocable Trust (the “Dyckerhoff Trust”) of which the reporting person is a trustee, 255,000 shares held by SHV as a nominee on behalf of, and for the exclusive benefit of, the Dyckerhoff Trust and 14,444 shares held in a Roth IRA account for the benefit of the reporting person.

Note 15: Includes 444,979 shares held in The Pullara Revocable Trust (the “Pullara Trust”) of which the reporting person is a trustee and 255,000 shares held by SHV as a nominee on behalf of, and for the exclusive benefit of, the Pullara Trust.

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